UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        GLAS-AIRE INDUSTRIES GROUP, LTD.
               --------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
               --------------------------------------------------
                         (Title of Class of Securities)


                                    376796108
                                    ---------
                                 (CUSIP Number)

                                Robert C. Johnson
                             1438 South Cherokee St.
                             Denver, Colorado 80223
                                 (303) 744-8043
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 3, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 376796108                                            Page 2 of 5 Pages


1    NAME OF REPORTING PERSON

     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  Robert C. Johnson


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /   /
                                                                       (b) / X /

3    SEC USE ONLY


4    SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA

7    SOLE VOTING POWER

NUMBER OF                               0
SHARES                           -----------------------------------------------
BENEFICIALLY                     8    SHARED VOTING POWER
OWNED BY                                0
EACH                             -----------------------------------------------
REPORTING                        9    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH                             -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0

14   TYPE OF REPORTING PERSON*

     IN

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $0.01 par value (the "Common Stock"), of Glas-Aire Industries Group Ltd., a Nevada corporation ("Glas-Aire"). The address of the principal executive offices of Glas-Aire is 3137 Grandview Highway, Vancouver, B.C. V5M 2E9.

ITEM 2. IDENTITY AND BACKGROUND.

Robert C. Johnson, Citizenship: USA

     Business address: 1438 South Cherokee Street, Denver, Colorado 80223. Present principal occupation or employment: President of Cyclo Manufacturing Company, a Colorado corporation ("Cyclo") Principal business and address of organization in which employment is conducted: 1438 South Cherokee Street, Denver, Colorado 80223.

     During the last five years Mr. Johnson has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     ALC Holdings, LLC, through funds provided by ALC Holdings, LLC's members provided $224,090 in cash and $125,910 in the form of two promissory notes for the purchase of all 631,757 shares of Glas-Aire Industries Group, Ltd. common stock held by Mr. Johnson.

ITEM 4. PURPOSE OF TRANSACTION.

     To divest Mr. Johnson of his previous holdings in Glas-Aire Industries Group, Ltd.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(e) On September 3, 2003, ALC Holdings, LLC purchased from Mr. Johnson all of the 631,757 shares of Glas-Aire common stock which Mr. Johnson owned, for $224,090 in cash and $125,910 in the form of two promissory notes. As a result of the transaction, Mr. Johnson no longer owns any Glas-Aire shares, and thus is no longer a 5% shareholder required to file reports on Form 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Agreement between ALC Holdings, LLC and Mr. Johnson dated September 3,
2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 8, 2003                           /s/ Robert C. Johnson
                                            ---------------------
                                            Robert C. Johnson
















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